16003830

UNITED STATES
ND EXCHANGE COMMISSION
ıhington, D.C. 20549

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FEB 26 2016
Wasnington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40770

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFG Financial Services, Inc JG

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 SE 6th Ave, Townsite #2, Suite 105
(No. and Street)

Topeka (City) KS (State) 66603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Smith Wallace LLC
(Name – *if individual, state last, first, middle name*)

6 City Place Drive Suite 900 (Address) St. Louis (City) MO (State) 63141 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JG

OATH OR AFFIRMATION

I, Todd M. Payne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OFG Financial Services, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

Kelly D. Dean
NOTARY PUBLIC - STATE OF KANSAS
MY APPT EXP: 5-16-19

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OFG FINANCIAL SERVICES, INC.

FORM X-17A-5, PART III
SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2015

OFG FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

Year Ended December 31, 2015

TABLE OF CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition	2 - 3
Statement of Income	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7 - 12
Supplementary Schedules:	
Schedule 1 - Changes in Liabilities Subordinated to Claims of General Creditors	13
Schedule 2 - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	14
Schedule 3 - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	15
Schedule 4 - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	16
Schedule 5 - Reconciliations	17

BROWN SMITH WALLACE
6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 BSWLLC.COM

Report of Independent Registered Public Accounting Firm

Board of Directors
OFG Financial Services, Inc.
Topeka, Kansas

We have audited the accompanying financial statements of OFG Financial Services, Inc. (a Kansas corporation, the "Company"), which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. OFG Financial Services, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of OFG Financial Services, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedules included at pages 13-17 have been subjected to audit procedures performed in conjunction with the audit of OFG Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of OFG Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brown Smith Wallace, LLP

BROWN SMITH WALLACE, LLP
St. Louis, Missouri
February 10, 2016

OFG FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

	2015
ASSETS	
Cash and cash equivalents:	
Cash	$ 398,711
Money market accounts	600,767
	999,478
Receivables:	
Commissions and concessions	721,861
Advances to salespeople	2,437
	724,298
Clearinghouse deposit	15,000
Prepaid income taxes	12,481
Prepaid expenses	75,694
Investment - annuity contract	550,985
Furniture and equipment, less accumulated depreciation of $ 189,812	30,436
	684,596
	$ 2,408,372

See accompanying notes to financial statements.

OFG FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION (cont'd)

December 31, 2015

	2015
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable	$ 3,369
Accrued liabilities:	
Commissions	507,575
Bonuses	511,383
Employee benefits	-
Income taxes	-
Total liabilities	1,022,327
Stockholder's equity:	
Common stock - $ 10 par value; authorized 2,500 shares, issued and outstanding 325 shares	3,250
Additional paid-in capital	163,750
Retained earnings	1,219,045
	1,386,045
	$ 2,408,372

See accompanying notes to financial statements.

OFG FINANCIAL SERVICES, INC.

STATEMENT OF INCOME

Year Ended December 31, 2015

	2015
Revenues:	
Commissions and concessions	$ 10,603,743
Management and investment advisory fees	92,990
Interest	20,412
	10,717,145
Expenses:	
Employee compensation and benefits	2,394,999
Commissions and clearing charges	7,607,476
Rent	73,684
Technology and communications	123,981
Promotional costs	177,641
Supplies	40,323
Taxes, other than income taxes	76,303
Depreciation	5,371
Other operating expenses	169,239
	10,669,017
Income before income taxes	48,128
Provision for income taxes	11,519
Net income	$ 36,609

See accompanying notes to financial statements.

OFG FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2015

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2015	$ 3,250	$ 163,750	$ 1,182,436	$ 1,349,436
Net income			36,609	36,609
Balance at December 31, 2015	$ 3,250	$ 163,750	$ 1,219,045	$ 1,386,045

See accompanying notes to financial statements.

OFG FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2015

	2015
Cash flows from operating activities:	
Net income	$ 36,609
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	5,371
Changes in assets and liabilities:	
Receivables	4,688
Prepaid expenses	(3,248)
Accounts payable	696
Accrued liabilities	(15,021)
Net cash provided by operating activities	29,095
Cash flows from investing activities:	
Purchase of guaranteed interest account	(16,049)
Purchase of equipment	(35,807)
Net cash used in investing activities	(51,856)
Net decrease in cash and cash equivalents	(22,761)
Cash and cash equivalents, beginning of year	1,022,239
Cash and cash equivalents, end of year	$ 999,478

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid for income taxes	$ 31,256

See accompanying notes to financial statements.

1 - Organization and Summary of Significant Accounting Policies

Organization

OFG Financial Services, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company concentrates in the marketing of mutual funds and annuities covering an area which includes eighteen states. A substantial part of commissions and concessions revenue is generated through one insurance carrier.

Statements of Cash Flows

For purposes of the statement of cash flows, the Company considers all cash and investments with an original maturity of three months or less to be cash equivalents.

Investment and Fair Value Measurement

The Company's investment is measured at fair value on a recurring basis. Valuation techniques used to measure fair value are prioritized into the following hierarchy:

Level 1 Quoted prices in active markets for identical assets.

Level 2 Quoted prices for similar assets in active or inactive markets, or inputs derived from observable market data by correlation such as appraisals or other means such as calculations based on contractual rates and published tables.

Level 3 Unobservable inputs that reflect management's assumptions and best estimates based on available data.

The Company's investment in a flexible premium deferred variable annuity contract is carried at the fair value determined by the insurance company (Level 3 measurements). Management further evaluates Level 3 measurements by determining the credit-worthiness and financial stability of the underlying insurance carrier and the timeliness and accuracy of the interest credits to the annuity contract. Credit-worthiness is evaluated by reviewing public information from independent rating agencies such as A.M. Best and S&P. The underlying investment in the annuity is a guaranteed interest account. The guaranteed interest account generally invests in highly liquid agency obligations and mutual funds. Investment in the guaranteed interest account is not insured or guaranteed by the U.S. government or by the underlying corporation; however, management believes that credit risk related to this investment is minimal.

1 - Organization and Summary of Significant Accounting Policies (Continued)

Furniture and Equipment

Furniture and equipment are recorded at cost and consist of items with original cost greater than $ 5,000 and a useful life of greater than one year. Depreciation is provided on the straight-line method over the estimated useful lives of assets, which are generally five years. Assets acquired under capital leases are capitalized and amortized over a period not in excess of applicable lease terms. Expenditures for major renewals and improvements are capitalized. Expenditures for maintenance and repair are charged to expense as incurred. When equipment is retired or otherwise disposed of, the related costs and accumulated depreciation or amortization are removed from the accounts, and any gain or loss is reflected in income. Depreciation expense for the year ended December 31, 2015 was $ 5,371.

Commissions and Concessions

For direct business, commissions and concessions are recorded as revenue once the carrier or mutual fund company confirms that payment has been received and the commission or concession earned. For business transacted through the Company's clearing broker, commissions are recognized when earned on a trade date basis.

Management and Investment Advisory Fees

The Company uses several timing and management services companies for management and administration of investment advisory accounts. Fees are recorded as revenue once the timing and management services company confirms that payment has been received and the fee earned.

Promotional Costs

Promotional costs including advertising are expensed as incurred.

Income Tax Matters

The Company's policy is to evaluate uncertain tax positions annually. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements.

The Company files income tax returns in the U.S. federal jurisdiction, Kansas and various other state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal or state and local income tax examinations by tax authorities for years before 2012.

1 - Organization and Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2 - Deposits

The Company routinely invests its surplus operating funds in money market funds. These funds generally invest in highly liquid U.S. government and agency obligations and various investment grade corporate obligations. Certain investments in money market funds are not insured or guaranteed by the U.S. government or by the underlying corporation; however, management believes that credit risk related to these investments is minimal.

The Company maintains deposits in banks. These deposits are insured by the Federal Deposit Insurance Corporation (FDIC) up to $ 250,000 per bank. The Company's deposits may have exceeded the FDIC insurance limits during the year ended December 31, 2015.

3 - Investment

The Company's investment is stated at fair value and consists of the following:

	Fair Value	Level 1	Level 2	Level 3
Annuity contract	$ 550,985	$ -	$ -	$ 550,985

The following table sets forth a summary of changes in the fair value of the Company's Level 3 assets for the year ended December 31, 2015:

	Beginning Balance	Total Gains/ Losses	Interest Earned	Purchases, Issuances, Settlements	Ending Balance	Unrealized Gains/ Losses
Annuity contract	$ 534,936	$ -	$ 16,049	$ -	$ 550,985	$ -

3 - Investment (Continued)

The Company is the beneficiary of an annuity contract purchased through Security Benefit Life Insurance Company. The annuity pays interest at a guaranteed rate of 3.0%. Contract value represents principal and interest earned to date, which approximates fair market value. There has been no change to the valuation technique.

4 - Leases

The Company has a residential property lease with a related party for the purpose of providing a Topeka residence for the President of the Company. Annual lease payments for 2015 were $ 12,000. The Company also pays annual maintenance expenses pertaining to the property, totaling $ 14,096 in 2015. The lease can be terminated by either party upon 30 days' notice.

The Company has a 60-month lease agreement for office space which is scheduled to terminate June 30, 2017. Annual lease expense for 2015 was $ 71,346.

Minimum future lease payments are as follows:

2016	71,760
2017	35,880
	$ 107,640

5 - Employee Benefit Plan

The Company sponsors a 401(k) profit sharing plan. Full-time employees must complete one year of service and be at least 21 years of age in order to participate in the plan. Employees can contribute up to 10% of their salary subject to Internal Revenue Service limitations. The Company provided a discretionary contribution of 15% for all twelve months of 2015. Both employee and employer contributions are 100% vested upon payment into the plan. For the year ended December 31, 2015, the Company contributed $ 159,889 into the plan. These contributions are included in employee compensation and benefits on the statements of income.

6 - Income Taxes

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the year ended December 31, 2015, due to the following:

Computed "expected" tax expense	$ 18,179
Increase (decrease) in income taxes resulting from:	
Nondeductible expenses	14,577
Depreciation	(12,339)
Amortization	(340)
Benefit of income taxed at lower rates	(10,104)
State income taxes, net of federal tax benefit	1,546
Provision for income taxes	$ 11,519

7 - Related Party Transactions

For 2015, the Company received $16,150 per month pursuant to a Common Paymaster Agreement with an affiliated corporation to compensate for employee payroll expenses. The Company also received $ 1,550 per month from the affiliated corporation for use of office facilities and other administrative costs. These receipts are netted against certain operating expenses, including salaries, rent, communications, and promotional costs.

8 - Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. Net capital requirements, aggregate indebtedness, and net capital ratio as of December 31, 2015 were:

Net capital	$ 700,393
Net capital requirements	100,000
Aggregate indebtedness	1,022,327
Aggregate indebtedness to net capital ratio	1.46 to 1

9 - Commitments and Contingencies

At December 31, 2015, there were no commitments or contingencies related to the normal course of business for the Company that would require additional disclosure in the financial statements. Commitments for operating leases are fully disclosed in Note 4 to the financial statements.

10 - Subsequent Events

Subsequent events have been evaluated by management of the Company through the date of the independent auditor's report, which is the date the financial statements were available to be issued.

SUPPLEMENTARY SCHEDULES

Schedule 1

OFG FINANCIAL SERVICES, INC.

CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

December 31, 2015

No such liabilities exist at December 31, 2015.

See independent auditor's report.

OFG FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2015

Aggregate indebtedness - total liabilities	$ 1,022,327
Net capital:	
Credit items:	
Common stock	$ 3,250
Additional paid-in capital	163,750
Retained earnings	1,219,045
	1,386,045
Debit items:	
Nonallowable assets:	
Advances to salespeople	2,437
Guaranteed interest account	550,985
Property and equipment, net	30,436
Prepaid expenses	88,175
Haircut on money market account	13,619
	685,652
Net capital	700,393
Capital requirements	100,000
Capital in excess of requirements	$ 600,393

Ratio of aggregate indebtedness to net capital is 1.46 to 1.

See independent auditor's report.

OFG FINANCIAL SERVICES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2015

The Company is operating under the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3 since the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

OFG FINANCIAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2015

The Company is operating under the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3 since the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

OFG FINANCIAL SERVICES, INC.

RECONCILIATIONS

December 31, 2015

COMPUTATION OF NET CAPITAL

Not applicable.

RESERVE REQUIREMENTS

Not applicable.

See independent auditor's report.

OFG Financial Services, Inc.

Independent Accountant's Review Report On Management's Assertion Pursuant to Exemption From 17 C.F.R. §240.15c3-3 (k)

December 31, 2015

BROWN SMITH WALLACE 6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 BSWLLC.COM

Report of Independent Registered Public Accounting Firm

Board of Directors
OFG Financial Services, Inc.
Topeka, Kansas

We have reviewed management's statements, included in the accompanying Management Statement Regarding Exemption from SEC Rule 15c3-3, in which (1) OFG Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which OFG Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) OFG Financial Services, Inc. stated that OFG Financial Services, Inc. met the identified exemption provisions for the year ended December 31, 2015 without exception. OFG Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about OFG Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brown Smith Wallace, LLP

BROWN SMITH WALLACE, LLP
St. Louis, Missouri
February 10, 2016

OFG
FINANCIAL SERVICES, INC.
SPECIALIZING IN RETIREMENT AND INVESTMENT PLANNING
MEMBER FINRA/SIPC

MANAGEMENT STATEMENT REGARDING EXEMPTION FROM SEC RULE 15c3-3

Broker or Dealer

Name:	OFG Financial Services, Inc.
Address:	120 SE 6th Ave., Townsite #2, Suite 105, Topeka, KS 66603
Telephone:	(785) 233-4071
SEC Registration No.:	8-40770
FINRA Registration No.:	23940

To the best knowledge and belief of the above-mentioned broker or dealer,

- The above-mentioned broker or dealer is claiming an exemption under SEC Rule 15c3-3 under section (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis.
- The above-mentioned broker or dealer met the identified exemption provisions for the year ended December 31, 2015 without exception.

Signature: Todd Payne

Print: Todd Payne

Title: CCO, CFO

OFG Financial Services, Inc.

Independent Accountant's Report
On Applying Agreed-Upon Procedures

December 31, 2015

BROWN SMITH WALLACE
6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 BSWLLC.COM
A MEASURABLE DIFFERENCE℠

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment And Payments (Form SIPC-7)

Board of Directors
OFG Financial Services, Inc.
Topeka, Kansas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by OFG Financial Services, Inc., as defined by the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating OFG Financial Services, Inc.'s compliance with the applicable instructions of Form SIPC-7.

OFG Financial Services, Inc.'s management is responsible for OFG Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries from copies of checks paid, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS report) for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers such as the quarterly FOCUS reports, general ledger detail, monthly RBC Correspondent Services (RBC) settlement statements, and direct business transactional detail, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers such as the quarterly FOCUS reports, general ledger detail, monthly RBC settlement statements, and direct business transactional detail supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no such overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brown Smith Wallace, LLP

BROWN SMITH WALLACE, LLP
St. Louis, Missouri
February 10, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19*******2649*********************MIXED AADC 220
040770 FINRA DEC
OFG FINANCIAL SERVICES INC
TOWNSITE PLAZA #2 STE 105
120 SE 6TH AVE
TOPEKA KS 66603-3519

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 257

B. Less payment made with SIPC-6 filed (exclude interest) (138)

7-27-2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 119

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 119

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 119

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

OFG Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO, CCO
(Title)

Dated the 12th day of January, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 10,717,145
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	10,573,908
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	19,949
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	20,412
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	10,614,269
2d. SIPC Net Operating Revenues	$ 102,876
2e. General Assessment @ .0025	$ 257
	(to page 1, line 2.A.)